Exhibit 99.1

SilverCrest Announces Q2, 2015 Financial Results; Operating Cash Flow of $8.1 million ($0.07/share), Earnings of $3.86 million ($0.03/share), Guidance for Cash Cost/AgEq Ounce Reduced

TSX: SVL  NYSE MKT: SVLC

VANCOUVER, Aug. 12, 2015 /CNW/ - SilverCrest Mines Inc. (the "Company" or "SilverCrest") is pleased to announce its consolidated interim financial results for the second quarter ("Q2") ended June 30, 2015. All financial information is prepared in accordance with International Financial Reporting Standards ("IFRS") and all dollar amounts are expressed in U.S. dollars unless otherwise specified. The information in this news release should be read in conjunction with the Company's unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2015 and associated management discussion and analysis ("MD&A") which are available from the Company's website at www.silvercrestmines.com and under the Company's profile on SEDAR at www.sedar.com.

J. Scott Drever, Chief Executive Officer, stated; "The second quarter was another successful quarter for SilverCrest. Santa Elena's record Q2 AgEq (3) production delivered strong financial results despite the lower precious metals price environment. We generated cash flow from operations (1) (2) of $8.1 million ($0.07 per share) and net earnings of $3.86 million ($0.03 per share). We maintained a strong balance sheet at June 30, 2015 with $36.4 million in cash and cash equivalents and working capital of $51.0 million. For Q2, 2015, our cash operating cost (1) (2) was $8.05 per AgEq (3) ounce sold and our all-in sustaining cash cost(2) was $10.97 per AgEq (3) ounce sold. Due to the strong performance in Q2, 2015 and continuing operational improvements, SilverCrest increased its 2015 corporate production guidance to a range of 4.7 – 5.1 million AgEq (3) ounces. The Company has reduced its 2015 operating cash cost range to $9 – $10 per AgEq ounce from $10 – $11 per AgEq ounce and all-in sustaining cash cost range to $12 – $13 per AgEq ounce from $14 – $15 per AgEq ounce. Our cash operating numbers continue to make us one of the lowest cost precious metal producers."

FINANCIAL HIGHLIGHTS OF Q2, 2015, COMPARED TO Q2, 2014

•	Cash flow from operations (1) (2) was $8.05 million ($0.07 per share, basic and diluted), an increase of 163%.
•	Cash operating cost per AgEq ounce sold (2) (3) was $8.05, an increase of 13%.
•	All-in sustaining cash cost per AgEq ounce sold (2) (3) was $10.97, a decrease of 7%.
•	Revenues increased 169% to $20.7 million.
•	Metal sales of 515,070 ounces of silver and 11,567 ounces of gold increased 216% and 144%, respectively.
•	Realized average spot metal prices declined from $19.67 to $16.54 (16%) for silver and from $1,296 to $1,202 (7%) for gold.
•	Net earnings increased 194% to $3.86 million ($0.03 per share, basic and diluted).
•	Adjusted earnings (2) increased 361% to $4.5 million ($0.04 per share, basic and diluted).
•	Cash and cash equivalents totalled $36.4 million, compared to $40.1 million (at June 30, 2014).
•	Working capital was $51.0 million, compared to $44.5 million (at June 30, 2014).
•	Metal inventory included 247,841 (Q2, 2014 – 69,000) ounces of silver and 5,090 (Q2, 2014 – 1,330) ounces of gold.
•	Scotiabank Credit Facility: Drawdown – $15.0 million; Available – $5.0 million.

FINANCIAL AND OPERATING HIGHLIGHTS:	Q2 2015	Q2 2014	H1 2015
Cash flow from operations (1) (2)	$8,051,663	$3,062,502	$15,306,878
Cash flow from operations (1)(2) per share	$0.07	$0.03	$0.13
Cash operating cost per silver equivalent ounce sold (2) (3)	$8.05	$7.12	$8.26
All-in sustaining cash cost per silver equivalent ounce sold (2) (3)	$10.97	$11.73	$11.11
Revenues	$20,731,379	$7,719,057	$40,243,739
Cost of sales	$(10,356,202)	$(3,046,958)	$(20,513,700)
Depletion, depreciation and amortization	$(3,080,939)	$(1,577,897)	$(6,094,373)

Mine operating earnings	$7,294,238	$3,094,202	$13,635,666

Other net expenses	$(1,957,067)	$(2,050,358)	$(3,792,299)
Foreign exchange (loss) gain	$(224,611)	$34,506	$(558,226)
Tax recovery (expense)	$(1,246,000)	$236,000	$(2,907,000)

Net earnings and comprehensive earnings	$3,866,560	$1,314,350	$6,378,141

Weighted average number of common shares outstanding	118,753,205	118,728,205	118,753,205
Earnings per share – basic	$0.03	$0.01	$0.05
Earnings per share – diluted	$0.03	$0.01	$0.05
Adjusted earnings (2)	$4,459,047	$996,783	$8,477,010
Adjusted earnings per share (2)	$0.04	$0.01	$0.07
Silver ounces sold	515,070	163,026	928,320
Gold ounces sold	11,567	4,743	23,315
Silver equivalent ounces sold (3)	1,286,589	479,384	2,483,431
Ag : Au Ratio (3)	66.7:1	66.7:1	66.7:1

(1)	Cash flow from operations before changes in working capital items.
(2)	These are Non-IFRS performance measures. Refer to "CAUTIONARY NOTE REGARDING NON-IFRS PERFORMANCE MEASURES".
(3)	Silver equivalent ("AgEq") ratio for Q2, 2015 of 66.7:1 was calculated using metal prices of $1,200/oz for gold and $18/oz for silver. For consistency with, comparative periods, the AgEq ratio reported during 2014 was changed from 60:1 to 66.7:1. All numbers are rounded.

Comparison of the three months ended June 30, 2015 to June 30, 2014

Net earnings were $3,866,560 ($0.03 per share basic and diluted) for the second quarter compared with $1,314,350 ($0.01 per share basic and diluted) in the second quarter of 2014. The increase in net earnings in the second quarter was primarily attributed to a significant increase in ounces produced and sold, relating from the transition from an open pit heap leach operation to an underground mining and milling operation. Q2, 2015 production was also assisted by better silver and gold recoveries which increased from Q1, 2015 from 60% to 74% and 91% to 96% respectively. These positive aspects were partially offset by lower realized metal prices, higher operating costs and an increase in taxes compared to Q2, 2014.

Silver and gold revenue amounted to $20,731,379 (2014 – $7,719,057) in the second quarter. Silver sales totalled 515,070 ounces (2014 – 163,026), 216% higher than the same period in 2014. The foregoing silver sales, combined with a 16% lower average realized price of $16.54 (2014 – $19.67) per ounce, resulted in 166% more silver revenue. Total gold revenue in the second quarter increased 124% compared to the same period in 2014. Total gold sales were 11,567 ounces (2014 – 4,743) or 144% above 2014. The Company sold 8,908 (2014 – 3,794) ounces of gold at an average realized price of $1,202 (2014 – $1,296) per ounce, a 7% decline, and delivered 2,659 gold ounces (2014 – 949) under the Sandstorm Purchase Agreement for cash of $357 (2014 – $354) per ounce.

Cost of sales amounted to $10,356,202 (2014 – 3,046,958). Cash operating cost and all-in sustaining cash cost per AgEq ounce sold in Q2, 2015 were $8.05 and $10.97 (Ag: Au 66.7:1) per ounce, respectively, compared to $7.12 and $11.73 (Ag: Au 66.7:1) per ounce in the comparable 2014 quarter. The increase in cash operating cost per AgEq ounce sold for Q2, 2015, is a result of additional direct production costs related to the transition of Santa Elena during 2014 from an open pit heap leach operation to an underground mining and milling operation. The cost increases were partially offset by the benefit of a weaker Mexican Peso. All-in sustaining cash operating cost per AgEq ounce sold decreased from $11.73 to $10.97 primarily from the benefit of a weaker Mexican Peso. Cash operating costs for Q2, 2015 experienced a favorable foreign exchange effect, as the quarterly average Mexican Peso weakened against the U.S. Dollar by 18% compared to Q2, 2014. Approximately 50% of Q2, 2015 cash operating costs are in Mexican Pesos. (Refer to "Cautionary Note Regarding Non-IFRS Performance Measures").

Depletion, depreciation and amortization increased to $3,080,939 (2014 – $1,577,897) with the incorporation of a depletion charge for the underground mine and depreciation charges for Santa Elena's mill and CCD/MC processing facilities that were not recorded in Q2, 2014.

Deferred tax expense amounted to $785,000 (2014 – recovery $715,000). Deferred tax arises due to differences between the financial statement carrying amounts and the respective Mexican tax bases. The primary reasons for the significant change with the comparative quarter in 2014 are 1) taking an income tax deduction for capitalized underground development costs incurred at Santa Elena and 2) a reduction in the carrying value of the Mexican tax bases due to the weakening Mexican Peso.

Proposed Transaction with First Majestic

As announced on July 27, 2015, the Company entered into a definitive agreement ("Arrangement") with First Majestic whereby First Majestic will acquire all of the issued and outstanding shares of SilverCrest for consideration of 0.2769 common shares of First Majestic plus CAD$0.0001 in cash, and 0.1667 common shares of New SilverCrest for each SilverCrest common share held. The transaction excluding New SilverCrest equated to a 37% premium to the SVL share price as of the date of the Arrangement and a 21.4 % ownership in First Majestic by SilverCrest shareholders.  In addition to ownership in First Majestic, SilverCrest shareholders will benefit from First Majestic's liquidity in the market place, diversity provided by six operating mines, and management's long history of successful operations in Mexico. A meeting of SilverCrest shareholder's has been called for September 25, 2015 to seek approval for the transaction with closing expected to occur in early October.

OPERATIONAL UPDATE

As of July 31, 2015, the Santa Elena Mine has generally been performing better than operating numbers reported for the first half ("H1"), 2015. Currently, the average underground ore mining rate is 1,200 tonnes per day. Average milling rate is 3,000 tonnes per day with a planned blend of mill feed of 40% underground and 60% leach pad ore. The most significant operational improvement is the increase in silver recoveries from a H1, 2015 average of 68% to a current recovery rate of 85%. Recovery increase is attributed to injection of oxygen and lead nitrate into processing leach tanks. The current annual budget estimate for silver recoveries is 70%.

Q2 FINANCIALS CONFERENCE CALL

A conference call to discuss the results for the 2015 second quarter financial results will be held on Thursday, August 13, 2015. The call will be held at 10am PDT (1pm EDT). To participate in the conference call, please dial the following:

Updated Participant Dial-In Number(s)
Local – Toronto:	1-416-764-8688
Local – Vancouver:	1-778-383-7413
North American toll-free:	1-888-390-0546

A replay of the conference call will be archived for later playback on the Company's website www.silvercrestmines.com.

The Qualified Person under National Instrument 43-101 Standards of Disclosure for Mineral Projects for this news release is N. Eric Fier, CPG, P.Eng and Chief Operating Officer for SilverCrest Mines Inc., who has reviewed and approved its contents.

SilverCrest Mines Inc. (NYSE MKT: SVLC; TSX: SVL) is a Canadian precious metals producer headquartered in Vancouver, BC. SilverCrest's flagship property is the 100%-owned Santa Elena Mine, located 150 kilometres northeast of Hermosillo, near Banamichi in the State of Sonora, Mexico. The mine is a high-grade, epithermal silver and gold producer, with a current reserve estimated life of mine of 8 years and average operating cash costs of $12 per ounce of silver equivalent (64.5:1 Ag:Au based on ounces sold). SilverCrest anticipates the 3,000 tonnes per day conventional mill facility at the Santa Elena Mine should recover an average of 1.6 million ounces of silver and 33,800 ounces of gold per annum over the current reserve life. Exploration programs continue to result in discoveries at Santa Elena and have advanced the definition of a large polymetallic deposit at the La Joya property in Durango State, Mexico.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" within the meaning of Canadian securities legislation and the United States Securities Litigation Reform Act of 1995. These include, without limitation, statements with respect to: the economic viability of a project; strategic plans and expectations for the development of the Company's operations and properties; estimates of mineral reserves and mineral resources; the amount of future production of gold and silver over any period; the amount of expected grades and ounces of metals and minerals; expected processing recoveries; expected cash operating costs and outflows; life of mine; and prices of metals and minerals.

These forward-looking statements relate to analyses and other information that are based on, without limitation, the following estimates and assumptions: presence of and continuity of metals at the Company's projects; cost of production and productivity levels at the Santa Elena Mine; availability and costs of mining equipment and skilled labour; accuracy of the interpretations and assumptions used in calculating reserve and resource estimates; operations not being disrupted or delayed by unusual geological or technical problems; and ability to develop and finance projects.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: risks related to precious and base metal price fluctuations; risks related to the fluctuations in the price of consumed commodities; risks related to fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and United States dollar); risks related to the inherently dangerous activity of mining, including conditions or events beyond our control, and operating or technical difficulties in mineral exploration, development and mining activities; uncertainty in the Company's ability fund the exploration and development of its mineral properties; uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that development activities will result in profitable mining operations; risks related to reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined; and risks related to governmental regulations and obtaining necessary licenses and permits.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. The Company's forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statements, except as otherwise required by applicable law.

CAUTIONARY NOTE REGARDING NON-IFRS PERFORMANCE MEASURES

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under IFRS, "Cash flows from operations before changes in working capital items", "Cash operating cost per AgEq ounce sold", "All-in sustaining cash cost per AgEq ounce sold", "Adjusted earnings" and "Adjusted earnings per share". The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate SilverCrest's performance and its ability to generate cash flow. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Please refer to the Company's MD&A for the six months ended June 30, 2015, for a reconciliation of these measures to reported IFRS results.

SOURCE SilverCrest Mines Inc.

%CIK: 0001275166

For further information: Fred Cooper, Telephone: (604) 694-1730 ext. 108, Fax: (604) 694-1761, Toll Free: 1-866-691-1730, Email: info@silvercrestmines.com, Website: www.silvercrestmines.com, Suite 501 - 570 Granville Street, Vancouver, BC Canada V6C 3P1

CO: SilverCrest Mines Inc.

CNW 19:42e 12-AUG-15